SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

            GENERAL FORM FOR REGISTRATION OF SECURITIES OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                      GENERAL FINANCE AND DEVELOPMENT, INC.
                 (Name of Small Business Issuer in its Charter)



            MINNESOTA                                   61-1446632
  (State or other jurisdiction of          (I.R.S. Employer Identification No.)
   incorporation or organization)



                       855 VILLAGE CENTER DRIVE SUITE 315
                           NORTH OAKS MINNESOTA 55127
                    (Address of principal executive offices)

                                 (651) 238-8636
                                 --------------
                (Issuer's telephone number, including area code)




     Securities to be registered pursuant to section 12(b) of the Act: None



        Securities to be registered pursuant to section 12(g) of the Act:
                          Common stock, $0.01 par value






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                                     PART I


ITEM 1. BUSINESS

We are a development stage company owning a technology called Variance Cardiography ("Variance Cardiography" or "Variance Cardiograph") for detecting heart disease. Heart disease is the number one killer among all diseases and is responsible for over one million deaths per year. Statistically, almost one in every two Americans will develop coronary artery disease and one in seven will die from sudden cardiac arrest. Further, it is estimated that 5 million Americans have a non-symptomatic form of heart disease known as "silent ischemia." Currently there does not exist an effective methodology to detect coronary artery disease that can be utilized on a wide scale basis. Management believes that the Variance Cardiograph may become that methodology by providing a state of the art tool to detect coronary artery disease.

On November 14, 2004 the Company finalized the purchase of the technology from Vital Health Technologies, Inc., Los Angeles, California as part of a merger-spin-off agreement further described on EXHIBIT 3.3 (the "Settlement Agreement"). In turn we executed a non-exclusive license agreement whereas Vital Health has been granted a worldwide, unlimited license to further develop and market the technology further described on EXHIBIT 3.5 ("Non-Exclusive License Agreement"). Vital Health's subsidiary Caribbean American Health Resorts develops and operates health and fitness resorts in the Caribbean Islands in which the Variance Cardiography technology can be utilized. In addition they have access to a group of affiliated physicians in the United States who can further develop and utilize the technology. As part of the agreement we will receive a royalty of 5% of gross revenue received from the marketing and sales of the technology. We intend to license the Variance Cardiography technology to other medical technology companies to further develop, manufacture and distribute it to the United States and other foreign markets.

We will be seeking additional medical technology development opportunities along with other business opportunities that will be financed from the proceeds of the licensing of Variance Cardiography and additional equity offerings.

How We Are Organized

We were incorporated in the State of Minnesota on April 1, 2003 as a spin-off from Vital Health Technologies, Inc. as part of a merger agreement between Vital Health and Caribbean American Health Resorts, Inc. Each shareholder of record on March 12, 2003 received 1 share of General Finance and Development, Inc. for each share of Vital Health they owned.

We have not been involved in any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Principal Product

The Variance Cardiograph

Our primary product is the Variance Cardiograph. The Variance Cardiograph is a medical device designed to assist in the diagnosis of coronary artery disease by measuring the electro-physiological behavior of heart tissue while the patient is at rest. If heart cells are unhealthy they are not able to conduct the electric current that the heart generates each time it beats. Just as the water flow in a river will vary due to obstacles such as boulders and logs, the flow of the electric current in the heart will vary due to cell deterioration.

Traditional evaluation for coronary artery disease begins with a personal history review, physical examination, routine lab studies, chest x-rays and electrocardiograms ("ECG"). However, the accuracy of the ECG, particularly a resting ECG, is much lower than desired for detecting coronary artery disease.


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The accuracy of the stress ECG test is higher than that of the resting ECG, but many patients cannot be stressed. For example, non-ambulatory individuals and individuals with health problems such as obesity, asthma or arthritis cannot be stressed. The exercise ECG test is limited in its accuracy to detect coronary artery disease, especially when its results are equivocal as is usually the case in patients without heart disease symptoms and in patients with intermediate risk (i.e., patents with or without symptoms but having high blood pressure, high cholesterol levels, tobacco use, family history or diabetes). The medical community recognizes that stress ECGs often have high false positive results, particularly in women, which leads to more invasive tests and more expense.

The Variance Cardiograph and the ECG are both designed to detect abnormal electric activity of the heart, but there are significant differences in the methods used to record and analyze this electric activity. We believe that the Variance Cardiograph's manner of collecting data with respect to the heart's electrical activity allows it to gather data with a higher resolution and fidelity than the conventional ECG. The Variance Cardiograph uses up to 22 surface electrodes, compared to 10 for the ECG. The Variance Cardiograph uses a wider frequency range and increased sample rate, which allows the higher frequency components to be measured and analyzed. These components are normally lost in standard 12-lead ECGs. Increasing the sample rate improves the resolution of collected data. High frequency changes in the waveforms cannot be detected by the standard ECG due to its the narrow frequency response and limited sample rate. The Variance Cardiographs higher analog to digital conversion resolution allows measurement of smaller variations in electrophysiological voltage, down to about 1/6th of a microvolt, compared to about 10 microvolts achieved by the standard 12-lead ECG.

Twenty-four clinical studies have been completed with several studies published that conclude Variance Cardiography has greater sensitivity, specificity and accuracy than a standard ECG and exercise stress test. Additionally, we believe the cost of a Variance Cardiograph is comparable, if not favorable, to comparable tests.

Over $400,000 and 2 years of development was devoted to design a new version of the Variance Cardiograph that interfaces with a Universal Serial Bus data converter. The Universal Serial Bus is the new I/O (Input/Output) standard for personal computers and gives users simple, easy, plug-and-play connections for peripherals. The new Variance Cardiograph is built as an outside the computer device that provides potential advantages in flexibility and mobility by allowing the Variance Cardiograph to interface with a laptop or desktop personal computer. In addition, the newer Variance Cardiograph can complete a test in 10-15 minutes, compared to the 45-minute test of the previous design.

The first prototype for the Universal Serial Bus Variance Cardiograph was completed in September of 2000. The new design requires that a new 510 (k) be filed with the EPA in order to market the device to the medical community.

Patents

We hold a patent on Variance Cardiography that was issued in 1993. We believe that it possesses all necessary rights to the technology involved in the Variance Cardiograph. However, there is no assurance the Variance Cardiograph will not infringe on patents held by others, nor is there any assurance that the patents granted will provide commercial benefit to us or adequate protection against competition. We require our consultants to agree, in writing, to keep its proprietary information confidential and, within certain limitations, to assign to us all inventions relating to our business.

Plans for licensing or sale of technology

We are currently actively seeking additional candidates to license the Variance Cardiography technology. Types of companies that have been targeted include ECG manufacturers, electrode manufacturers, large medical device and pharmaceutical companies. We have contacted companies in the United States, Europe and Japan. As of this date, there have not been any proposals presented by us or any candidates that have been targeted. There can be no assurance that we will have success in licensing or selling the Variance Cardiography technology. In the event that we license the technology in exchange for stock and/or a royalty, there can be no assurance that the stock will be marketable or have future value or that royalty payments will be paid or have any significant value.

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Ongoing research

We have been conducting our ongoing research studies at the University of St. Thomas, St. Paul, Minnesota under the supervision of Dr. Daniel Carey. A research study was completed in April 2003 that measured the effect of a 6 month Cardiac Risk Factor Intervention Program On Indices of Variance Cardiography. The objective of utilizing our technology for the study was to position Variance Cardiography as an instrument that accurately measures changes in an individual's heart health when they are participating in a supervised diet and exercise program. Two additional research studies are to begin in June, 2005. The first study will measure the effect of cardiovascular risk reduction on changes in variance cardiography scores on patients who have had gastro-intestinal bypass surgery. The second research study is intended to utilize variance cardiography in a company wellness program combining diet, exercise and a motivational reward system for the participating employees. The objective is to measure the health improvement of the participating employees and to project a reduction in health care related costs for the company.

Pursuit of additional business opportunities

We will be seeking additional medical technology development opportunities along with other business opportunities that will be financed from the proceeds of the licensing of Variance Cardiography and additional equity offerings.

Governmental Regulation

The Variance Cardiograph is subject to government regulation by the Food and Drug Administration ("FDA") under the Federal Food, Drug and Cosmetic Act. The Company has submitted a 510(k) and received FDA clearance for the older model of the Variance Cardiograph in 1986. The first prototype for the new Variance Cardiograph was completed in September 2000. With the new design, a new 510(k) must be filed with the FDA before the device can be marketed to the medical community. Any company who licenses or purchases the Variance Cardiography technology will need to file for FDA clearance. However, FDA clearance is not certain, and such clearance will require additional time, effort, and expense.

Employees

We are a development stage company and currently have a full time Chairman and CEO, a part time Vice President, Administration and several consultants with experience in our industry. Our management expects to use consultants, attorneys, and accountants as necessary, and does not currently anticipate a need to engage any other full-time employees. The need for employees and their availability will be addressed in connection with additional business opportunities.

Where You Can Find Us

Our corporate offices are located at 855 Village Center Drive Suite 315, North Oaks, Minnesota 55127. Our telephone number is (651)238-8636. Our website address is www.genfd.com.

Summary Financial Data

The following summary financial data should be read in conjunction with "Management's Discussion and Analysis or Plan of Operation" and the Financial Statements and Notes thereto, included elsewhere in this Prospectus.

The following table sets forth our summary historical financial information for the years ended 2004 and 2004. The summary historical financial data should be read in conjunction with our financial statements, notes "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.


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                               Year Ended     Inception To     Inception To
                               December 31,   December 31,     December 31,
                               ------------   ------------     ------------

                                  2004          2003              2004
STATEMENT OF OPERATIONS

Revenues                      $    --       $     --           $   --
Net Income(loss)              $ (16,169)    $  (25,031)        $  (41,200)
Net Income(loss)per share     $    --       $     (.01)        $     (.01)
Number of Shares used in
calculation of net income
(loss) per share              3,791,250      3,791,250          3,791,250


                                      December 31,
                                --------------------------
                                   2004             2003
BALANCE SHEET DATA

Working Capital                $  32,942      $      37,111
Total Assets                   $  53,942      $      37,111
Total Shareholders' Equity     $  53,942      $      37,911

Risk Factors

You should carefully consider the following risk factors and other information in this prospectus before deciding to become a shareholder of our common stock. Your investment in our common stock is highly speculative and involves a high degree of risk. You should not invest in our common stock unless you can afford to lose your entire investment and you are not dependent on the funds you are investing.

Please note that throughout this prospectus, the words "we", "our" or "us" refer to General Finance and Development, Inc. and not to the shareholders.

Risks related to our business

We will rely upon the sale and license of our Variance Cardiography technology for all of our revenue until we complete transactions to acquire or develop other business opportunities.

Our results of operations will materially depend on the success of the Variance Cardiography technology. A failure to sell or license the Variance Cardiography technology for any reason, including the introduction of additional competing products, would have a material adverse effect on us. If we develop additional products, we would need to obtain regulatory approval before we could sell them. Given the time-consuming nature of the regulatory clearance process, we do not expect to be able to sell such additional products in the foreseeable future.

We cannot assure you that our Variance Cardiography technology will gain physician acceptance.

A limited number of cardiovascular surgeons and cardiologists can influence medical technology selection and purchase decisions for a large portion of the target cardiovascular surgery patient population. We cannot assure you that our Variance Cardiography technology, or any of the products that we may develop, will gain any significant degree of physician acceptance, or that users will accept these products as preferable to alternative products or methods of treatment. Physician acceptance of our Variance Cardiography technology will depend upon our ability to demonstrate the clinical advantages of lower complication rates and cost-effectiveness of Variance Cardiography technology


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when compared to other similar products or technology. Negative publicity involving Variance Cardiography technology or other similar products could adversely affect the overall acceptance of our product. Any of the foregoing factors, among others, could limit or detract from physician acceptance of our product and have a negative effect on our business, financial condition, operating results and cash flows.

We may need to fund multiple research studies throughout the lifecycle of each of our products, providing statistically significant scientific data to regulatory agencies and cost effectiveness data to third party payers.

The FDA, foreign regulatory agencies and third party health care payers may require scientific clinical outcomes data and cost effectiveness data. We will need to provide this data throughout our products' lifecycles. Payers and governmental agencies may change the frequency and breadth of clinical research required, potentially significantly increasing our costs. Without adequate positive outcomes data that demonstrate advantages from the use of our Variance Cardiography technology, we may not achieve any significant market penetration. We cannot assure you that our outcomes data will be adequate to meet present or future medical device utility requirements. If our outcomes data does not meet such requirements, we may be unable to sell our products or obtain third party reimbursement for the costs of our products.

Intense competition in the heart disease diagnostic industry could prevent us from successfully marketing our products or render our products obsolete.

We compete in mature, highly competitive markets in which many of our competitors have well-known and established products. To compete successfully in these markets, we must maintain competitive pricing and demonstrate the advantages of our Variance Cardiography technology. It is possible that technological advances by our competitors could render our Variance Cardiography technology noncompetitive or obsolete.

Our primary competitors such as GE Medical Systems, Hewlette Packard, Burdick, Siemens and Spacelabs are all in the electrocardiogram market. Such companies dominate the market and control most of the electrocardiogram worldwide. There is no other company marketing Variance Cardiography technologies. Our competitors have extensive clinical data demonstrating the performance of their electrocardiogram capabilities. If these companies commence marketing the Variance Cardography technology, they will have many additional competitive advantages over us, including:

     o    greater name recognition and product market acceptance;
     o    more established physician relationships;
     o    broader product lines;
     o    greater distribution capabilities;
     o    greater regulatory compliance capabilities;
     o    larger marketing, research and development staffs and facilities; and
     o    greater financial resources.

We cannot assure you that we will be able to compete against such competitors or their products.

We anticipate future losses and negative cash flows, which may limit or delay our ability to become profitable.

We expect to incur additional net losses until we are able to generate and sustain substantially higher revenues while maintaining reasonable expense levels, both of which involve uncertainty. We also must continue to make significant expenditures on research and development in connection with our technology. We cannot assure you that our revenues will grow in future periods or that we will ever become profitable. If we do achieve profitability, we cannot assure you that we would be able to sustain or increase profitability on a quarterly or annual basis in the future.

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Substantial government regulation in the U.S. and abroad may restrict our ability to sell or license our Variance Cardiography technology.

The FDA and comparable regulatory authorities in foreign countries extensively and rigorously regulate our products, product development activities and manufacturing processes. In the U.S., the FDA regulates the introduction of medical devices as well as the manufacturing, labeling and record-keeping procedures for such products. We are required to:

     o    obtain clearance before we can market and sell medical devices;
     o satisfy content requirements applicable to our labeling, sales and promotional materials;
     o    comply with manufacturing and reporting requirements; and
     o    undergo rigorous inspections.

The process of obtaining marketing clearance for new medical devices from the FDA can be costly and time consuming. For example, the pre-market clearance process, which our medical devices must undergo, can require a number of years to complete. Although we obtained FDA clearance for our Variance Cardiography technology, we cannot assure you that our future products will obtain FDA clearance on a timely basis, or at all. Our products must also comply with laws and regulations in foreign countries in which we market such products. In general, the extent and complexity of medical device regulation is increasing worldwide. This trend may continue, and the cost and time required to obtain marketing clearance in any given country may increase as a result. We cannot assure you that our products will obtain any necessary foreign clearances on a timely basis, or at all. The uncertainty of third party reimbursements and possible health care reforms may adversely affect us.

Our ability to market products successfully in the U.S. will depend in part on the extent to which reimbursement for the cost of such products and related treatment will be available from government health administration authorities, private health insurers, health maintenance organizations and other third-party payers. Payers increasingly challenge the need for, and prices of, medical products and services. Payers may deny reimbursement for procedures that they deem experimental or for devices used in ways other than as cleared by the FDA or stated in their indications for use. With respect to our products, some payers could deny coverage until the devices become generally accepted by the medical profession. The inability of hospitals and other providers to obtain reimbursement from third-party payers for our products would have a material adverse impact on our business, financial condition, operating results and cash flows. Health care reform may also impact sales of new products in the U.S. Reforms may include:

     o    mandated basic health care benefits;
     o controls on health care spending through limiting the growth of private health insurance premiums and Medicare and Medicaid spending; and
     o    fundamental changes to the health care delivery system.

We anticipate that Congress and state legislatures will continue to review and assess alternative health care delivery systems and payment methodologies, and that public debate of these issues will likely continue in the future. Due to uncertainties regarding the ultimate features of reform initiatives and their enactment and implementation, we cannot predict which, if any, of such reform proposals will be adopted, when they may be adopted or what impact they may have on our ability to market our current and proposed new products. Laws resulting from such reform initiatives could adversely impact our business, financial condition, operating results and cash flows.

We will require additional funds to achieve our current business strategy and our inability to obtain additional financing could have a material adverse effect on our ability to maintain business operations.

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We may need to raise additional funds through public or private debt or sale of equity to achieve our current business strategy of licensing the Variance Cardiography technology to other medical technology companies. This financing may not be available when needed. Even if this financing is available, it may be on terms that we deem unacceptable or are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. Our inability to obtain financing would have a material adverse effect on the our ability to implement our development strategy, and as a result, could require us to diminish or suspend our development strategy and possibly cease our operations.

If we are unable to obtain financing on reasonable terms, we could be forced to delay, scale back or eliminate certain product and service development programs. In addition, such inability to obtain financing on reasonable terms could have a material adverse effect on our business, operating results, or financial condition to such extent that we are forced to restructure, file for bankruptcy, sell assets or cease operations, any of which could put your investment dollars at significant risk.

We lack an operating history and have losses which we expect to continue into the future.

To date, we have not received any royalties from licensing Variance Cardiography business operations or realized any revenues. Based upon our new operations, we have no operating history upon which an evaluation of our future success or failure can be made. Our net loss since our spin-off from Vital Health Technologies, Inc. is $41,200. Our ability to achieve and maintain profitability and positive cash flow is dependent upon:

     - our ability to license or sell the Variance Cardiography technology to medical technology companies with the resources required to effectively market, manufacture and distribute it to the United States and other foreign markets.
     -    our ability to generate revenues
     - our ability to raise the capital necessary to manufacture and distribute the technology.

Based upon current plans, we expect to incur operating losses in future periods. This will happen because there are expenses associated with marketing and development of the technology. We cannot guarantee that we will be successful in generating revenues in the future. Failure to generate revenues may cause us to go out of business.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to use information that we regard as proprietary. We also run the risk of infringing the proprietary rights of third parties.

We have patent protection for our Variance Cardiography technology and we also rely upon a combination of trade secrets, know-how and confidentiality agreements to protect the proprietary aspects of our technology, including aspects of manufacturing. Our success will depend, in part, on our ability to protect our products and to manufacture and sell them without infringing the rights of third parties. The validity and breadth of claims covered in medical technology patents involve complex legal and factual questions and, therefore, are highly uncertain. In addition, the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the U.S. We cannot assure you that:

Any pending patent applications or any future patent applications will result in the issuance of patents; o the scope of any patent protection will be effective to exclude competitors or to provide competitive advantages to us; o we will be able to commercially exploit any issued patents before they expire; o any of our patents will be held valid if subsequently challenged; o others will not claim


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rights in, or ownership of, the patents and other proprietary rights we hold; o our products and processes will not infringe, or be alleged to infringe, the proprietary rights of others; or o we will be able to protect meaningful rights in proprietary technology over which we do not hold patents.

Furthermore, we cannot assure you that others have not developed or will not develop products which may duplicate any of our products or manufacturing processes, or that others will not design around our patents. Other parties may independently develop or otherwise acquire substantially equivalent techniques, gain access to our proprietary technology or disclose such technology. In addition, whether or not we obtain additional patents, others may hold or receive patents covering components of products we independently develop in the future. We cannot assure you that third parties will not claim infringement by us, and seek substantial damages, with respect to current or future products. If we were to become involved in a dispute regarding intellectual property, whether ours or that of another company, we may be involved in legal proceedings. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays and require us to:

Cease manufacturing and selling our product, which would seriously harm us; enter into royalty or licensing agreements; or, design commercially acceptable non-infringing alternative products.

We cannot assure you that we would be able to obtain additional royalty or licensing agreements, if required, on terms acceptable to us or at all, or that we would be able to develop commercially acceptable non-infringing alternative products. Our failure to do so could have a material adverse effect upon our business, financial condition, operating results and cash flows.

If patients allege that the use of Variance Cardiography technology adversely affected them, we may face substantial product liability claims.

Substantial product liability litigation exists within the medical device industry. We cannot assure you that future product liability claims will not exceed the limits of our insurance coverage or that such insurance will continue to be available on commercially reasonable terms, or at all. Consequently, a product liability claim or other claim with respect to uninsured liabilities, or in excess of insured liabilities, could have a material adverse effect on our business, financial condition, operating results and cash flows. In addition, adverse publicity resulting from product liability litigation may materially adversely affect us regardless of whether the claims are valid or whether we are liable. These claims may divert our financial and management resources that would otherwise be used to benefit the future performance of our operations.

Minnesota Anti-takeover Law and Certain Provisions of Our Articles of Incorporation May Discourage Attempts to Effect a Change in Control of Our Company, Which May Adversely Affect the Value of Our Common Stock.

We are governed by the provisions of Section 302A.673 of the Minnesota Business Corporation Act ("MBCA"). In general, the law prohibits a public Minnesota corporation from engaging in a "business combination" (with an "interested shareholder") for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. "Business Combination" includes mergers, share exchanges, asset sales, plan or proposal of liquidation or dissolution, recapitalization, issuance and transfers of shares in excess of 5% or more of the Company's shares. "Interested Shareholder" means any person who owns directly or indirectly 10% or more of a public corporation's outstanding voting stock or an affiliate or associate of a public corporation which owns, or within four years did own, 10% or more of the public corporation's outstanding voting stock. These provisions regarding certain business combinations under the MBCA could have the effect of delaying, deferring, or preventing a change in


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control of the company or the removal of existing management. We have no control over, and therefore cannot predict, what effect these impediments to the ability of third parties to acquire control of us might have on the market price of our common stock.

We depend on our chief executive officer, directors and consultants and need additional marketing and technical personnel to successfully market our technology. We can not assure you that we will be able to retain or attract such persons.

We may be unable to recruit, motivate and retain qualified employees.

Our success depends upon our ability to attract, motivate and retain a sufficient number of qualified employees, including those who concentrate in research and development, sales, marketing and manufacturing, to keep pace with our product development schedules. Even though we have not experienced shortages of qualified people to date, qualified individuals needed to fill these positions could be in short supply in our market. Our inability to recruit, motivate and retain such individuals may delay the planned launch of new products or result in high employee turnover, either of which could have a material adverse effect on our business, financial condition, operating results and cash flows. Additionally, competition for qualified employees could require us to pay higher wages and provide additional benefits to attract sufficient employees.

Risks related to our securities:

Fluctuations in our operating results may result in decreases in the price of our securities.

Our operating results have and will continue to fluctuate significantly because of several factors, including the timing of FDA clearance, government policies regarding payment for our products and new technology. Consequently, our operating results may fall below the expectations of public market analysts and investors. In that event, the price of our securities would likely decrease.

The Trading Price of Our Common Stock and Our Ability to Raise Additional Financing May Be Adversely Effected by the Influx into the Market of the Substantial Number of Shares Covered by this Prospectus.

The Trading Price of Our Common Stock May Be Volatile.

The trading price of our shares may from time to time fluctuate widely. The trading price may be affected by a number of factors including the risk factors set forth in this prospectus as well as our operating results, financial condition, announcements of innovations or new products by us or our competitors, general conditions in our industry, and other events or factors. We will need broker dealers to make a market in our common stock, we cannot assure you that any firms will serve as market makers or have the financial capability to stabilize or support our common stock. A reduction in the number of market makers or the financial capability of any of these market makers could also result in a decrease in the trading volume of and price of our shares. In recent years broad stock market indices, in general, and the securities of technology companies, in particular, have experienced substantial price fluctuations. Such broad market fluctuations may adversely affect the future-trading price of our common stock.

Certain states may not allow sales of our common shares and investors may be required to hold their common shares indefinitely.

The common shares offered are intended to be qualified or exempt for sale only in a limited number of states. Purchasers of the common shares may move to jurisdictions in which the common shares are not qualified or exempt. No assurances can be given that we will be able to effect any required qualification or that any exemption will be available permitting a purchaser to sell his common shares, and, as a result, such common shares may be required to be held indefinitely.

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A business combination with a third party will probably result in a change in control and of management.

A business combination with a third party involving the issuance of our common stock will, in all likelihood, result in shareholders of another company obtaining a controlling interest in us. The resulting change in control will likely result in removal of our present officer and director and a corresponding reduction in or elimination of his/her participation in our future affairs.

"Penny Stock" rules may make buying or selling our common stock difficult.

Trading in our securities is subject to the "penny stock" rules. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors, must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser's written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit their market price and liquidity of our securities. Broker-dealers who sell penny stocks to certain types of investors are required to comply with the Commission's regulations concerning the transfer of penny stock. These regulations require broker-dealers to:

     - Make a suitability determination prior to selling a penny stock to the purchaser;
     -    Receive the purchaser's written consent to the transaction; and
     -    Provide certain written disclosures to the purchaser.

These requirements may restrict the ability of broker-dealers to sell our common stock and may affect your ability to resell our common stock.

We do not expect to pay dividends and investors should not buy our common stock expecting to receive dividends

We have not paid any dividends on our common stock in the past, and do not anticipate that we will declare or pay any dividends in the foreseeable future. Consequently, you will only realize an economic gain on your investment in our common stock if the price appreciates. You should not purchase our common stock expecting to receive cash dividends.

            SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

Some of the statements in this prospectus under "Risk Factors," Plan of Operation," "Business," and elsewhere are "forward- looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors which may cause our or our industry's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others, the factors set forth above under "Risk Factors."

In some cases, you can identify forward-looking statements by the words "believe," "expect," "anticipate," "intend" and "plan" and similar expressions or the negative of these terms or other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. We caution you not to place undue reliance on these forward- looking statements.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of our results of operations and financial condition. The discussion should be read in conjunction with our financial statements and notes thereto appearing in this prospectus.

The following discussion and analysis contains forward-looking statements, which involve risks and uncertainties. Our actual results may differ significantly from the results, expectations and plans discussed in these forward-looking statements.

We are a development stage company that has only recently commenced our principal operation of licensing and distributing the Variance Cardiography technology and related services. We are also searching for other opportunities to acquire and develop other medical technologies, real estate ventures and financial services ventures. We plan on utilizing proceeds from the licensing of Variance Cardiography and future offerings to finance other business opportunities. We have been relying on the services of Aurora Capital Management, L.L.C. a Minnesota venture capital firm to provide initial funding and management services.

We have generated no revenues since inception.

General and administrative expenses since inception have totaled $41,200.

We had no income tax expense since inception.

As a result of the foregoing, we realized a net loss of $16,169 for year 2004 as compared to a net loss of $25,031 for the period from inception to December 31, 2003.

Liquidity and Capital Resources

At December 31, 2004, we had a working capital surplus of $32,942 as compared to no working capital at March 31, 2003. The change is primarily due to the formation of our Company not being completed until April of 2003.

We received $50,000 from the sale of 50,000 shares of our common stock to Aurora Capital Management, L.L.C. in April 2003. We also retained 150,000 shares of Vital Health Technologies, Inc. common stock as part of the spin-off-license settlement in November 2004. Vital Health Technologies common stock trades on the OTC Bulletin Board Exchange under the ticker symbol CAHR. There is no assurance that there will be sufficient trading volume or a price in which the sale of the stock will have a meaningful impact on our capital resources.

Until General Finance and Development receives revenues from royalties, other business opportunities or capital from securities sales, its operations will be limited to those that can be effected through its officers, directors and consultants.

Plan for the next 12 months.

Our plan for the next 12 months is to handle the administrative and reporting requirements of a public company and complete ongoing research and product enhancements while seeking additional license opportunities for the Variance Cardiography technology. We will be also pursuing other business opportunities. There can be no assurance that we will be successful with any of the initiatives, and if so; we cannot accurately predict the value of any agreement to us.

We have relied on Aurora Capital Management, L.L.C. for initial funding. Since we presently have no revenue from operations, we cannot rely on internal sources of capital to fund our ongoing expenses. If we do not receive royalties from our license agreement with Vital Health Technologies and are unable to execute additional license agreements, raise additional capital or engage in other business opportunities, our ability to continue as a going concern is unlikely.

ITEM 3. DESCRIPTION OF PROPERTY

Our corporate office is located at 855 Village Center Dr. in North Oaks Minnesota that is a multi-business service center for small companies. We are currently seeking a lease for a larger facility in the St. Paul-Minneapolis metropolitan area. Our technology is housed at our Shoreview, Minnesota location, which 420 square feet is rented on a monthly basis

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENTS

The following table sets forth, as of December 31, 2004, certain information with respect to the beneficial ownership of the common stock by (1) each person known by us to beneficially own more than 5% of our outstanding shares, (2) each of our directors, (3) each Named Executive Officer and (4) all of our executive officers and directors as a group. Except as otherwise indicated, each person listed below has sole voting and investment power with respect to the shares of common stock set forth opposite such person's name.


NAME AND ADDRESS OF                 AMOUNT AND NATURE OF        PERCENT OF
BENEFICIAL OWNER (1)(2)             BENEFICIAL OWNERSHIP        OUTSTANDING SHARES
--------------------                --------------------        ------------------
Officers and Directors
as a Group                                  2,555,922                  67.41%

DIRECTORS AND NAMED EXECUTIVE
OFFICERS

William Kieger (3)                            300,000                   7.91%
855 Village Center Drive
Suite 315
North Oak, Minnesota 55127

Laura Kieger (4)                                   --                  --

Aurora Capital Group                        2,255,922                  59.5%
855 Village Center Drive
Suite 315
North Oak, Minnesota 55127


5% STOCKHOLDERS

William & Joyce Bezdichek                     255,533                   6.74%
1315 Meadow Court
Shoreview, MN 55126

                                       13

David Breen                                   251,107                   6.62%
12961 Lexington Ave NE
Blaine, MN 55449

John Greiber                                  253,321                   6.68%
830 Willow View Drive
Orono, MN 55356

Brett Storrar                                 250,000                   6.59%
82 Bridgewater Drive
Vadnais Heights, MN 55127

* Less than one percent

(1) Under the rules of the SEC, a person is deemed to be the beneficial owner of a security if such person has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities if that person has the right to acquire beneficial ownership within 60 days of the date hereof. Unless otherwise indicated by footnote, the named entities or individuals have sole voting and investment power with respect to the shares of common stock beneficially owned.

(2) This table is based upon information obtained from our stock records. Unless otherwise indicated in the footnotes to the above table and subject to community property laws where applicable, we believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

(3) William Kieger, our Chairman and CEO, is majority owner and controls the Aurora Capital Group, which directly owns 2,255,922 shares of our common stock. Accordingly, Mr. Kieger may be deemed to have indirect voting and investment control over the shares held by Aurora Capital Group.

(4) Laura Kieger, our Director and Vice President, Administration is married to William Kieger and is part owner of the Aurora Capital Group.

ITEM 5 DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth information about our executive officers and directors.

NAME                       AGE      POSITION
----                       ---      --------

William Kieger             49       Chairman, Chief Executive Officer

Laura Kieger               45       Director, Vice President, Administration

William Kieger, has been our Director since April, 2003. He is our Chairman and Chief Executive Officer. He is the founder of the Aurora Capital Group, which he started in 1996 and served as the Chairman and Chief Executive Officer of Vital Health Technologies prior to the merger with Caribbean American Health Resorts in March 2003. Until 1996 he served 15 years with American Express Financial Advisors with the last position being a Division Vice President. His experience also includes being a member of the Minnesota Venture Capital Association and he holds a Bachelor degree in Business Management from the University of St. Thomas and a CFP designation from the College for Financial Planning, Denver, Colorado. He has completed the executive development program in Venture Management at the Kellogg School of Business, Northwestern University in Evanston Illinois.

Laura Kieger, has been our Director since November, 2004. She is our Vice President, Administration and is also the Director of Human Resources at Regulatory & Clinical Research Institute, Inc. (RCRI) where she has served since 2003. Her background also includes being an adjunct faculty member of the College of St. Scholastica where she teaches courses in organizational development. Prior to her current positions, she worked for a private consulting group (The MEL Group) providing business services on a contractual basis. Other positions include being the Director of Human Resources for Hudson Hospital and Marsh and McLennan, Inc. She serves as a member of the Anoka County Personnel Board of Appeals and holds a Masters degree in Human Development from St. Mary's University, St. Paul Minnesota and a BA in Human Resources from the University of Minnesota.

All officers and directors listed above will remain in office until the next annual meeting of our shareholders, and until their successors have been duly elected and qualified. There are no agreements with respect to the election of Directors. We have not compensated our Directors for service on our Board of Directors, any committee thereof, or reimbursed for expenses incurred for attendance at meetings of our Board of Directors and/or any committee of our Board of Directors. Officers are appointed annually by our Board of Directors and each Executive Officer serves at the discretion of our Board of Directors.

We do not have any standing committees.

None of our Officers and/or Directors have filed any bankruptcy petition, been convicted of or been the subject of any criminal proceedings or the subject of any order, judgment or decree involving the violation of any state or federal securities laws within the past five (5) years.

BOARD OF DIRECTORS

The board of directors consists of two directors.

BOARD COMMITTEES

The Board of Directors has established no committees.

The Board of Directors acting as a whole performs the functions of the compensation committee.

ITEM 6. EXECUTIVE COMPENSATION

We have executed a management agreement with Aurora Capital Management, L.L.C. that provides the full time services of Our Chief Executive Officer, William Kieger. The agreement goes into effect January 1, 2005. The agreement includes a $10,000 per month management fee and a quarterly bonus of 10% of earnings before income taxes. Our Vice President, Administration Laura Kieger has a consulting agreement with the company that provides her services on a part time basis and pays her a fee of $500 per month. We have no agreement or understanding, express or implied, with any officer or principal stockholder, or their affiliates or associates, regarding compensation of stocks, options, warrants or any other form of equity remuneration, for services performed on our behalf. Nor are there compensatory plans or arrangements, including payments to any officer in relation to resignation, retirement, or other termination of employment with us, or any change in control, or a change in the officer's responsibilities following a change in control The following table sets forth information concerning annual and long-term compensation, on an annualized basis for the 2004 fiscal year, for our Chief Executive Officer and for each of our executive officers (the "Named Executive Officers") whose compensation on an annualized basis exceeded $100,000 during fiscal 2004.

                           SUMMARY COMPENSATION TABLE

                                     ANNUAL COMPENSATION       LONG TERM COMPENSATION
                                                                              RESTRICTED     SECURITIES
NAME AND PRINCIPAL             FISCAL      OTHER     ANNUAL     STOCK         UNDERLYING     OPTIONS          ALL OTHER
POSITION                       YEAR        SALARY    BONUS      COMPENSATION  AWARDS         (NO. OF SHARES)  COMPENSATION
--------                       ----        ------    -----      ------------  ------         ---------------  ------------
None


Our shareholders may in the future determine to pay Directors' fees and reimburse Directors for expenses related to their activities.

                                  STOCK OPTIONS


We did not grant stock options in 2003 or 2004.

No Executive Officer held options during the 2003 and 2004 fiscal year.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

ITEM 8. DESCRIPTION OF SECURITIES

The following is a summary description of our capital stock and certain provisions of our certificate of incorporation and by- laws, copies of which have been incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. The following discussion is qualified in its entirety by reference to such exhibits.

GENERAL

Our Articles of Incorporation authorize us to issue up to 50,000,000 Common Shares, $0.01 par value per common share and 5,000,000 shares of undesignated stock. As of December 31, 2004, there were 469 shareholders holding 3,791,255 shares of our common stock outstanding.

COMMON STOCK

The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Our certificate of incorporation and by-laws do not provide for cumulative voting rights in the election of directors. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities. Holders of common stock have no preemptive, conversion or redemption rights. All of the outstanding shares of common stock are fully-paid and non-assessable.

Liquidation Rights.

Upon our liquidation or dissolution, each outstanding Common Share will be entitled to share equally in our assets legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights.

We do not have limitations or restrictions upon the rights of our Board of Directors to declare dividends, and we may pay dividends on our shares of stock in cash, property, or our own shares, except when we are insolvent or when the payment thereof would render us insolvent subject to the provisions of the Minnesota Statutes. We have not paid dividends to date, and we do not anticipate that we will pay any dividends in the foreseeable future.

Voting Rights.

Holders of our Common Shares are entitled to cast one vote for each share held of record at all shareholders meetings for all purposes.

Other Rights.

Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

There are no other material rights of the common shareholders not included herein. There is no provision in our charter or by-laws that would delay, defer or prevent a change in control of us. We have not issued debt securities.

MINNESOTA BUSINESS COMBINATION PROVISIONS

We are governed by the provisions of Section 302A.673 of the Minnesota Business Corporation Act ("MBCA"). In general, the law prohibits a public Minnesota corporation from engaging in a "business combination" (with an "interested shareholder") for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. "Business Combination" includes mergers, share exchanges, asset sales, plan or proposal of liquidation or dissolution, recapitalization, issuance and transfers of shares in excess of 5% or more of the Company's shares. "Interested Shareholder" means any person who owns directly or indirectly 10% or more of a public corporation's outstanding voting stock or an affiliate or associate of a public corporation which owns, or within four years did own, 10% or more of the public corporation's outstanding voting stock. These provisions regarding certain business combinations under the MBCA could have the effect of delaying, deferring, or preventing a change in control of the company or the removal of existing management. We have no control over, and therefore cannot predict, what effect these impediments to the ability of third parties to acquire control of us might have on the market price of our common stock. In addition, we are authorized to 5,000,000 shares of undesignated stock which may be issued by our Board of Directors on such terms and with such rights, preferences and designations as the Board may determine. Depending upon the rights, preferences and designations assigned to it, issuance of shares of such stock could delay, deter or prevent a change in control of our company to the detriment of our shareholders.

WHERE YOU CAN FIND MORE INFORMATION

We plan to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statement or other information that we file with the Commission at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. These Commission filings are also available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the Commission at "http://www.sec.gov."

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. The prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement. We have omitted a few parts of the registration statement according to the rules and regulations of the Securities and Exchange Commission. For further information, we refer you to the registration statement, including its exhibits and schedules. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. For each of these contracts, agreements or documents filed as an exhibit to the registration statement, we refer you to the actual exhibit for a more complete description of the matters involved. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. We do not intend to distribute annual reports or audited financial statements to our shareholders. This information may be found in our filings with the Securities and Exchange Commission.

PENNY STOCK CONSIDERATIONS

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

TRANSFER AGENT

The Transfer Agent and Registrar for our common stock is Signature Stock Transfer, Inc. One Preston Park, 2301 Ohio Drive - Suite 100, Plano Texas 75093. Its telephone number is (972)612-4120.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There has been no public trading market for the Company's Common Stock.

To date, we have not declared or paid any dividends on our common stock. We currently do not anticipate paying any cash dividends in the foreseeable future on our common stock, when issued pursuant to this offering. Although we intend to retain our earnings, if any, to finance the development and growth of our business, our Board of Directors will have the discretion to declare and pay dividends in the future. Payment of dividends in the future will depend upon our earnings, capital requirements, and other factors, which our Board of Directors may deem relevant.

ITEM 2. LEGAL PROCEEDINGS

To the best of our knowledge, there are no known or pending litigation proceedings against us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

None

ITEM 5 INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation limit the personal liability of our officers and directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Minnesota Business Corporation Act. Our Bylaws also provide for us to indemnify directors and officers to the fullest extent permitted by the Minnesota Business Corporation Act.

The indemnification provisions described above would provide coverage for claims arising under the Securities Act and the Exchange Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to our Articles of Incorporation, Bylaws, the Minnesota Business Corporation Act, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                    PART III

ITEM 1. INDEX TO EXHIBITS


Exhibit 3.1        Articles of  Incorporation
Exhibit 3.2        By-Laws
Exhibit 10.1       Settlement Agreement
Exhibit 10.2       Bill of Sale
Exhibit 10.3       Non-Exclusive License Agreement
Exhibit 10.4 Record of Action of the Board of Directors of Vital Health Technologies, Inc.
Exhibit 10.5       Spin-Off Issuance Resolution
Exhibit 10.6       Stock Purchase Agreement
Exhibit 10.7       Consulting Agreement with Aurora Capital Management, L.L.C.
Exhibit 10.8       Consulting Agreement with Laura Kieger

                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                      GENERAL FINANCE AND DEVELOPMENT, INC.


Date     February 7, 2005                        /s/ William Kieger

                                                 William Kieger, Chairman & CEO

FINANCIAL STATEMENTS
--------------------

                      GENERAL FINANCE AND DEVELOPMENT, INC.

                              FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 2004 AND 2003 AND THE
                    PERIOD FROM INCEPTION (APRIL 1, 2003) TO
                                DECEMBER 31, 2004


                                TABLE OF CONTENTS
                                -----------------
                                                                           Page
                                                                           ----


Independent Auditors' Report                                                 2

Balance Sheets                                                               3

Statements of Operations                                                     4

Statements of Comprehensive Income                                           5

Statements of Shareholders' Equity                                           6

Statements of Cash Flows                                                     7

Notes to Financial Statements                                                8

                         Carver, Moquist & O'Connor, LLC


--------------------------------------------------------------------------------

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors
General Finance and Development, Inc.
   (A Development Stage Company)
Minneapolis, Minnesota

We have audited the accompanying balance sheets of General Finance and Development, Inc., as of December 31, 2004 and 2003, and the related statements of operations, comprehensive income, shareholders' equity and cash flows for the year then ended December 31, 2004, the period from inception (April 1, 2003) to December 31, 2003 and the period from inception (April 1, 2003) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of General Finance and Development, Inc., as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the year then ended December 31, 2004, the period from inception (April 1, 2003) to December 31, 2003 and the period from inception (April 1, 2003) to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2, the Company has lost $41,200 from inception to December 31, 2004 and through December 31, 2004 the Company has not generated any revenues. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this matter.




Carver, Moquist & O'Connor, LLC
Minneapolis, Minnesota
January 31, 2005


                      GENERAL FINANCE AND DEVELOPMENT, INC.

                                 BALANCE SHEETS

                                                                    December 31,
                                                          --------------------------------
                                                            2004                    2003
                                                          --------                --------
ASSETS
------

Current Assets:
 Cash in bank                                             $ 32,942                $ 37,111
                                                          --------                --------

         Total current assets                               32,942                  37,111
                                                          --------                --------

 Other assets:
   Investment in CAHR stock                                 21,000                      --
                                                          --------                --------

            Total assets                                  $ 53,942                $ 37,111
                                                          ========                ========


LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

Accounts payable and accrued expenses                     $     --                $     --
                                                          --------                --------

Shareholders' Equity:
   Common stock: $.01 par value; 50,000,000
     shares authorized; shares issued and
     outstanding 3,791,250 in 2004 and 2003                 37,913                  37,913
     Additional paid-in capital                             52,729                  24,229

   Accumulated other comprehensive income                    4,500                      --
   Deficit accumulated during the
     development stage                                     (41,200)                (25,031)
                                                          --------                --------

           Total shareholders' equity                       53,942                  37,111
                                                          --------                --------

Total liabilities and shareholders'                       $ 53,942                $ 37,111
     equity                                               ========                ========



                   The accompanying notes are an integral part
                          of these financial statements



                      GENERAL FINANCE AND DEVELOPMENT, INC.

                            STATEMENTS OF OPERATIONS

                        YEARS ENDED DECEMBER 31, 2004 AND
                       INCEPTION TO DECEMBER 31, 2003 AND
                    THE PERIOD FROM INCEPTION (APRIL 1, 2003)
                              TO DECEMBER 31, 2004



                                          Years Ended            Inception To             Inception To
                                          December 31,           December 31,             December 31,
                                              2004                   2003                    2004
                                           --------                --------                --------

Total revenues                             $     --                $     --                $     --

Expenses:
  General and administrative                 16,169                  25,031                  41,200
                                           --------                --------                --------

Loss before income taxes                    (16,169)                (25,031)                (41,200)

Income tax expense                               --                      --                      --
                                           --------                --------                --------

Net loss                                   $(16,169)               $(25,031)               $(41,200)
                                           ========                ========                ========

Basic earnings (loss) per
  common share                             $     --                $   (.01)               $   (.01)
                                           ========                ========                ========

Diluted earnings (loss) per
 common share                              $     --                $   (.01)               $   (.01)
                                           ========                ========                ========



                   The accompanying notes are an integral part
                          of these financial statements


                      GENERAL FINANCE AND DEVELOPMENT, INC.

                       STATEMENTS OF COMPREHENSIVE INCOME

                       YEARS ENDED DECEMBER 31, 2004 AND
                       INCEPTION TO DECEMBER 31, 2003 AND
                    THE PERIOD FROM INCEPTION (APRIL 1, 2003)
                              TO DECEMBER 31, 2004

                                                           Years Ended      Inception To           Inception To
                                                           December 31,      December 31,          December 31,
                                                              2004              2003                  2004
                                                           ----------        ----------            ----------
Net loss                                                   $  (16,169)        $ (25,031)            $ (41,200)

Comprehensive income:
  Unrealized gain on investment                                 4,500                --                 4,500
                                                           ----------        ----------            ----------

Comprehensive income (loss)                                $  (11,669)       $  (25,031)           $  (36,700)
                                                           ==========        ==========            ==========





                   The accompanying notes are an integral part
                          of these financial statements


                      GENERAL FINANCE AND DEVELOPMENT, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY



                                                                                                 Deficit
                                                                                 Accumulated   Accumulated
                                           Common Stock            Additional      Other        During
                                    ---------------------------    Paid-In     Comprehensive  Development
                                        Shares       Amount        Capital         Income        Stage           Total
                                      ---------     ---------     ---------      ---------     ---------      ---------
Stock issuance to Vital Health
  Technologies, Inc. shareholders
    at date of spin off               3,741,250     $  37,413     $ (37,413)     $      --     $      --      $      --

Issuance to Auroua Capital
  Management at $1 per share             50,000           500        49,500             --            --         50,000

Donated services and payment of
  expenses on behalf of Company              --            --        12,142             --            --         12,142

Net loss                                     --            --            --             --       (25,031)       (25,031)
                                      ---------     ---------     ---------      ---------     ---------      ---------

BALANCE, December 31, 2003            3,791,250        37,913        24,229             --       (25,031)        37,111

Contribution of 150,000 shares of
  CAHR common stock to Company               --            --        16,500             --            --         16,500

Donated services                             --            --        12,000             --            --         12,000

Unrealized gain on investment in
  CAHR stock                                 --            --            --          4,500            --          4,500

Net loss                                     --            --            --             --       (16,169)       (16,169)
                                      ---------     ---------     ---------      ---------     ---------      ---------

BALANCE, December 31, 2004            3,791,250     $  37,913     $  52,729      $   4,500     $ (41,200)     $  53,942
                                      =========     =========     =========      =========     =========      =========

    The accompanying notes are an integral part of these financial statements



                      GENERAL FINANCE AND DEVELOPMENT, INC.

                             STATEMENTS OF CASH FLOW

                   YEARS ENDED DECEMBER 31, 2004 AND 2003 AND
                    PERIOD FROM INCEPTION (APRIL 1, 2003) TO
                                DECEMBER 31, 2004

                                                  Years Ended             Inception To            Inception To
                                                  December 31,            December 31,             December 31,
                                                      2004                    2003                    2004
                                                    --------                --------                --------
Cash flows from operating activities:
  Net loss                                          $(16,169)               $(25,031)               $(41,200)
  Adjustments to reconcile net loss
    to net cash from operating
    activities:
      Donated services and payment
      of expenses on behalf of
      Company                                         12,000                  12,142                  24,142
                                                    --------                --------                --------

          Net cash used by
            operating activities                      (4,169)                (12,889)                (17,058)
                                                    --------                --------                --------

Cash flows from financing activities:
  Proceeds from stock issuance                            --                  50,000                  50,000
                                                    --------                --------                --------

          Net cash provided by
             financing activities                         --                  50,000                  50,000
                                                    --------                --------                --------

Increase (decrease) in cash                           (4,169)                 37,111                  32,942

Cash at beginning of period                           37,111                      --                      --
                                                    --------                --------                --------

Cash at end of period                               $ 32,942                $ 37,111                $ 32,942
                                                    ========                ========                ========





                 The accompanying notes are an integral part of
                           these financial statements

                      GENERAL FINANCE AND DEVELOPMENT, INC.

                          NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

Business
--------

The Company was incorporated on April 1, 2003 under the laws of the State of Minnesota. The Company was formed as a spin-off from Vital Health Technologies, Inc. as a part of a merger agreement between Vital Health Technologies, Inc. and Caribbean American Health Resorts, Inc. Each shareholder of record of Vital Health Technologies, Inc. on March 12, 2003, received one share of General Finance and Development, Inc. common stock for each share of Vital Health Technologies, Inc. common stock they owned.

From inception to November 2004, the Company was dormant except for maintenance of its corporate status. In November 2004, the Company finalized the purchase of certain Variance Cardiography technology from Vital Health Technologies, Inc. that had been anticipated in the merger/spin-off agreement. Management of the Company feels Variance Cardiography could become an effective methodology of detecting coronary artery disease. As part of this agreement the Company entered into a nonexclusive distribution agreement with CAHR.

Through November 2004, the Company was fully dependent on Aurora Capital Management, a stockholder, for the maintenance of its corporate status and to provide all managerial support for the Company. In November 2004, the Company entered into a contract with a principal of Aurora Capital Management to be the Company's chairman and chief executive officer.

Cash Equivalents
----------------

For purposes of reporting cash flows, cash equivalents include investment instruments purchased with maturity of three months or less. There were no cash equivalents in 2004 or 2003.

Investment in CAHR Stock
------------------------

In November 2004, Aurora Capital Management, a shareholder of the Company, contributed 150,000 shares of common stock of Carribean American Health Resorts, Inc. (CAHR) to the Company. CAHR is traded OTC, but has limited volume. The Company accounts for this investment as available-for-sale. Available-for- sale securities are recorded at their fair value in the accompanying financial statements. The unrealized gain (loss) is treated as a component of comprehensive income (loss).

                      GENERAL FINANCE AND DEVELOPMENT, INC.

                          NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 2004


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION (Continued)

Comprehensive Income
--------------------

SFAS No. 130 establishes standards for the reporting and disclosure of comprehensive income and its components which will be presented in association with a company's financial statements. Comprehensive income is defined as the change in a business enterprise's equity during a period arising from transactions, events or circumstances relating to non-owner sources, such foreign currency translation adjustments and unrealized gains or losses on available-for-sale securities. It includes all changes in equity during a period except those resulting from investments by or distributions to owners. A reconciliation of net income and comprehensive income is provided in the accompanying financial statements.

Earnings (Loss) Per Common Share
--------------------------------

Basic earnings (loss) per common share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per common share, in addition to the weighted average determined for basic earnings per shares would include potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. At December 31, 2004 and 2003, the Company has not issued any common stock equivalents.

                                             Years Ended
                                             December 31,                 Inception To
                                    ----------------------------           December 31,
                                       2004              2003                 2004
                                    ----------        ----------          ------------
Weighted-average number of
  common shares outstanding
  for basic EPS                      3,791,250         3,791,250             3,791,250
                                    ==========        ==========            ==========

Loss available to common
  stockholders                         (16,169)          (25,031)              (41,200)
                                    ==========        ==========            ==========


                      GENERAL FINANCE AND DEVELOPMENT, INC.

                          NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 2004


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION (Continued)

Stock-Based Consideration
-------------------------

The Company will apply the fair value-based method of accounting for employee and non-employee stock-based consideration and/or compensation in accordance with FASB Statement 123 (based on quoted market prices at the date of grant and/or as earned).

Financial Instruments
---------------------

Financial instruments consist of the following:

     Short-Term Assets and Liabilities:

     The fair value of cash and cash equivalents, accounts payable and accrued expenses approximate their carrying values due to the short- term nature of these financial instruments.

Concentrations, Risks and Uncertainties
---------------------------------------

     Use of Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                      GENERAL FINANCE AND DEVELOPMENT, INC.

                          NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 2004



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION (Continued)

Concentrations, Risks and Uncertainties (Continued)
----------------------------------------

     Income Taxes

     The Company has implemented SFAS 109: Accounting for Income Taxes. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. See Note 4.


NOTE 2 - GOING CONCERN/DEVELOPMENT STAGE

Since formation on April 1, 2003, the Company is deemed to be in the development stage. To date the Company's efforts were primarily limited to maintenance of its corporate status. With the completion of the acquisition of the Variance Cardiography technology in November 2004, the Company is hopeful of becoming viable. Becoming viable requires completion of product development and marketing of the Variance Cardiography technology. The Company currently does not have sufficient capital resources and will need to raise either debt or equity financing. If the Company is unsuccessful it might not be able to continue as a going concern. No estimate can be made of the range of loss that is reasonably possible should the Company be unsuccessful.

                      GENERAL FINANCE AND DEVELOPMENT, INC.

                          NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 2004



NOTE 3 - RELATED PARTY TRANSACTIONS

Through December 31, 2004, the Company received all of its managerial services and administrative support at no cost from Aurora Capital Management, a shareholder of the Company. The Company valued these services and recorded the expense and corresponding capital contribution in accordance with Staff Accounting Bulletin (SAB) 79. The accompanying financial statements include expenses related to these donated services of $12,000 in 2004, $9,000 in 2003 and $21,000 from inception to December 31, 2004.

During 2003, the Company sold 50,000 shares of its common stock at $1.00 per share to Aurora Capital Management.

NOTE 4 - INCOME TAXES

Income taxes consisted of the following at December 31:



                                          2004          2003
                                    -----------------   ------------------
  Current:
     Federal                        $             - -   $             - -
     State                                        - -                 - -
                                    -----------------   ------------------
                                                  - -                 - -
                                    -----------------   ------------------
  Deferred:
     Federal                                      - -                 - -
     State                                        - -                 - -
                                    -----------------   ------------------
  Income tax  expense                $            - -    $            - -
                                    =================   ==================

                      GENERAL FINANCE AND DEVELOPMENT, INC.

                          NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 2004




NOTE 4 - INCOME TAXES (Continued)

Reconciliation between the expected federal income tax rate and the actual tax rates is as follows:


                                                                 2004                            2003
                                                           -----------------              -----------------
                                                         Dollar          Percent         Dollar        Percent
Expected federal tax expense
  (benefit)                                             $(5,500)         (34.0%)        $(8,500)       (34.0)%
Surtax exemption                                          3,100           19.0            4,800         19.0
State income tax, net of
  federal tax benefit                                    (1,000)          (6.2)          (1,600)        (6.2)
Valuation of deferred tax
  asset                                                   3,400           21.2            5,300         21.2
                                                        -------          -----          -------        -----

Income tax expense (benefit)                            $  -                - %         $  -              - %
                                                        =======          =====          =======        =====


The tax effects of net operating loss carryforwards gives rise to a significant deferred tax asset. FASB 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

                                                                    2004                 2003
                                                                  ---------            ---------
    Gross deferred tax asset relating to:
      Net operating loss carryforwards                            $   8,700            $   5,300
                                                                  ---------            ---------
            Gross deferred tax asset                                  8,700                5,300
    Valuation allowance                                              (8,700)              (5,300)
    Net deferred tax asset                                             -                    -
    Deferred tax liability                                             -                    -
                                                                  ---------            ---------

            Net deferred tax asset (liability)                    $    -               $    -
                                                                  =========            =========


                      GENERAL FINANCE AND DEVELOPMENT, INC.

                          NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 2004



NOTE 4 - INCOME TAXES (Continued)

At December 31, 2004, the Company has net operating loss carryforwards available to offset future taxable income as follows:

    Year                                Federal               Minnesota
    ----                                -------               ---------

    2018                               $  25,000              $  25,000
    2019                                  16,000                 16,000
                                       ---------              ---------

                                       $  41,000              $  41,000
                                       =========              =========


NOTE 5 - SUPPLEMENTAL CASH FLOW INFORMATION

                            Years Ended       Inception To       Inception To
                            December 31,      December 31,        December 31,
                                2004              2003               2004
                              --------          --------           --------

Cash paid for:
  Interest                    $    -           $    -              $    -
                              =========        =========           =========

  Income taxes                $    -           $    -              $    -
                              =========        =========           =========

Summary of Noncash Activity:

Through December 31, 2004, the Company received all of its managerial services and administrative support at no cost from Aurora Capital Management, a shareholder. The accompanying financial statements include expenses related to these donated services of $12,000 in 2004, $9,000 in 2003 and $21,000 from inception to December 31, 2004

In November 2004, Aurora Capital Management contributed 150,000 shares of common stock of Carribean American Health Resorts, Inc. (CAHR) to the Company.

In November 2004, the Company finalized the purchase of certain Variance Cardiography technology from Vital Health Technologies, Inc. that had been anticipated in the merger/spin-off agreement.